09057120

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53110

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IBG Trading, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1691 Michigan Avenue, Suite 240
(No. and Street)

Miami Beach (City) Florida (State) 33139 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John R. Whatley (786) 433-0402
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gerson, Preston, Robinson & Company, P.A.
(Name – *if individual, state last, first, middle name*)

666 Seventy-First Street (Address) Miami Beach (City) Florida (State) 33141 (Zip Code)

SEC Mail Processing Section
FEB 26 2009
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John R. Whatley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IBG Trading, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature FL W340 476 402990 Exp 8/19/12

VP - CCO

Title

MARIANA C. LEMUS
Notary Public - State of Florida
My Comm. Expires Dec 11, 2012
Commission # DD 844836
Bonded Through National Notary Assn.

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Statement of Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Gerson, Preston, Robinson
CERTIFIED PUBLIC ACCOUNTANTS

American Institute of Certified Public Accountants
Florida Institute of Certified Public Accountants

1001 Brickell Bay Drive, Suite 2212
Miami, FL 33131
•
18851 NE 29th Avenue, Suite 904
Aventura, FL 33180
•
2255 Glades Road
One Boca Place, Suite 112E
Boca Raton, FL 33431
•
666 Seventy-First Street
Miami Beach, FL 33141

www.gprco-cpa.com

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

Stockholder and Management
IBG Trading, Inc.

In planning and performing our audit of the financial statements of IBG Trading, Inc. (the "Company"), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

- Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

Tel 305-868-3600 | Fax 305-864-6740 | Toll Free 1-888-868-5585 | Toll Free Fax 1-800-880-1662

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Gerson, Preston, Robinson & Co, P.A.

February 5, 2009
Miami Beach, Florida

Gerson, Preston, Robinson
CERTIFIED PUBLIC ACCOUNTANTS

American Institute of Certified Public Accountants
Florida Institute of Certified Public Accountants

1001 Brickell Bay Drive, Suite 2212
Miami, FL 33131
•
18851 NE 29th Avenue, Suite 904
Aventura, FL 33180
•
2255 Glades Road
One Boca Place, Suite 112E
Boca Raton, FL 33431
•
666 Seventy-First Street
Miami Beach, FL 33141

www.gprco-cpa.com

To the Stockholder and Management
IBG Trading, Inc.

In planning and performing our audit of the financial statements of IBG Trading, Inc. as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered IBG Trading, Inc.'s internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Our consideration of internal control was for the limited purpose described in the preceding paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. However, as discussed below, we identified certain deficiencies in internal control that we consider to be significant deficiencies.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. We consider the following deficiency to be significant deficiencies in internal control.

Due to the limited number of personnel, the Company does not have an adequate segregation of duties in its accounting department. It is important that you be aware of this condition.

This communication is intended solely for the information and use of management and others within the organization, and is not intended to be and should not be used by anyone other than these specified parties.

Gerson, Preston, Robinson & Co, P.A.

February 5, 2009
Miami Beach, Florida

Tel 305-868-3600 | Fax 305-864-6740 | Toll Free 1-888-868-5585 | Toll Free Fax 1-800-880-1662

FORTRESS GROUP, INC.

Financial Statements and
Supplemental Information
December 31, 2008

Financial Statements With Supplementary Information

IBG Trading, Inc.

Year Ended December 31, 2008

Gerson, Preston, Robinson
CERTIFIED PUBLIC ACCOUNTANTS

American Institute of Certified Public Accountants
Florida Institute of Certified Public Accountants

1001 Brickell Bay Drive, Suite 2212
Miami, FL 33131
•
18851 NE 29th Avenue, Suite 904
Aventura, FL 33180
•
2255 Glades Road
One Boca Place, Suite 112E
Boca Raton, FL 33431
•
666 Seventy-First Street
Miami Beach, FL 33141

www.gprco-cpa.com

Stockholder and Management
IBG Trading, Inc.
Miami, Florida

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statement of financial condition of IBG Trading, Inc. (the "Company") as of December 31, 2008, and the related statements of operations, stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IBG Trading, Inc. at December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule titled "Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission" is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gerson, Preston, Robinson & Co, P.A.

February 5, 2009
Miami Beach, Florida

Tel 305-868-3600 | Fax 305-864-6740 | Toll Free 1-888-868-5585 | Toll Free Fax 1-800-880-1662

IBG TRADING, INC.
STATEMENT OF FINANCIAL CONDITION
AT DECEMBER 31, 2008

ASSETS

Cash	$	61,851
Deposits with clearing organizations		558,548
Marketable securities owned, at market value		390,000
Accrued interest receivable		10,867
Furniture and equipment, less accumulated depreciation of $191,296		46,032
Other assets		17,817
Total assets	**$**	**1,085,115**

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable, accrued expenses and other liabilities	$	6,677
Stockholder's equity		
Common stock, $1.00 par value; 1000 shares authorized, issued and outstanding		1,000
Additional paid-in capital		5,212,246
Accumulated deficit		(4,134,808)
Total member's equity		1,078,438
Total liabilities and member's equity	**$**	**1,085,115**

The notes which follow must be read for a more informed use, understanding and interpretation of this financial statement.

IBG TRADING, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2008

Income		
Commissions	$	147,987
Interest		44,869
Total		192,856
Expenses		
Principal transactions		81,497
Employee compensation and benefits		238,853
Clearing costs		66,021
Communications and data processing		22,296
Interest		8,394
Occupancy		77,576
Other		159,050
Total		653,687
Net loss	**$**	**(460,831)**

The notes which follow must be read for a more informed use, understanding and interpretation of this financial statement.

IBG TRADING, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2008

	Common Stock	Additional Paid-in Capital	Member's Capital	Accumulated (Deficit)	Total
Balance, beginning of year	$ -	$ -	$ 5,213,246	$ (3,673,977)	$ 1,539,269
Conversion from LLC to Corporation	1,000	5,212,246	(5,213,246)	-	-
Net loss	-	-	-	(460,831)	(460,831)
Balance, end of year	**$ 1,000**	**$ 5,212,246**	**$ -**	**$ (4,134,808)**	**$ 1,078,438**

The notes which follow must be read for a more informed use, understanding and interpretation of this financial statement.

IBG TRADING, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2008

Operating activities		
Net loss	$	(460,831)
Adjustments to reconcile net loss to net cash outflow for operating activities:		
Add:		
Depreciation, which did not require cash		10,376
Deduct:		
Increase in deposits with clearing institutions		24,672
Increase in marketable securities		321,600
Increase in accrued interest receivable		10,867
Decrease in accounts payable, accrued expenses and other liabilities		3,033
Total		360,172
Net cash outflow from operating activities		810,627
Investing activity		
Cash outflow for purchase of furniture and equipment		45,178
Cash outflow from all activities		855,805
Cash, beginning of year		917,656
Cash, end of year	**$**	**61,851**

Supplemental disclosure of cash flow information:

Cash paid for interest	**$**	**8,394**

Supplemental schedule of non-cash investing and financing activities

Conversion from limited liability corporation to corporation		
Member's capital	**$**	**(5,213,246)**
Common stock	**$**	**1,000**
Additional paid-in capital	**$**	**5,212,246**

The notes which follow must be read for a more informed use, understanding and interpretation of this financial statement.

1. ORGANIZATION AND NATURE OF BUSINESS

IBG Trading, Inc., a Florida Corporation, (the "Company") is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company clears all transactions on a fully disclosed basis through its clearing firm and does not hold customer funds or safe keep customer securities. The Company is wholly owned by Caja Caracas Casa De Bolsa CA. On April 16, 2008, pursuant to a Certificate of Conversion, IBG Trading, LLC was converted from a Florida Limited Liability Corporation to a Florida Profit Corporation and its name was changed to IBG Trading, Inc. Accordingly, these financial statements include the operations of IBG Trading, LLC through the conversion date and IBG Trading, Inc. subsequent to the conversion date.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation. The financial statements are prepared in accordance with accounting principles generally accepted in the U.S. and prevailing industry practices, which require management to make estimates and assumptions regarding certain trading inventory valuations and other matters that affect the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ materially from these estimates.

Securities Transactions. Proprietary securities transactions in regular-way trades are recorded on the trade date as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis.

Marketable securities are valued at market value based on quoted market prices.

Commissions. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Furniture and Equipment. Furniture and equipment is carried at cost. Depreciation is computed using the straight-line basis over the related asset lives of five years.

Income Taxes. The Company, when it was a limited liability company, was not subject to income taxes as an entity. Items of income, loss, deductions and credits were passed through directly to the member.

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," the asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities. A valuation allowance is established, as needed, to reduce net deferred tax assets to the amount for which recovery is more likely than not. Temporary differences relate to the Company's net operating loss carryforwards of approximately \$360,000 giving rise to a deferred tax asset of \$0, net of a valuation allowance of approximately \$136,000. The valuation allowance was increased by approximately \$136,000 in 2008, the year that the net operating loss arose. These net operating losses expire in 2028.

3. COMMITMENTS

The Company leases its office space under a rental agreement expiring February 28, 2011. Rent expense for the year ended December 31, 2008 was $74,461.

Minimum future rental payments as of December 31, 2008 are as follows:

Year Ended December 31,		
2009	$	68,222
2010		70,950
2011		11,901
	$	**151,073**

4. PRINCIPAL TRANSACTIONS

The Company's principal transactions represent realized and unrealized gains or losses during the year ended December 31, 2008 on marketable equity securities owned and sold, not yet purchased and futures.

The Company's principal transactions by reporting categories for the year ended December 31, 2008 are the following:

Marketable securities	$	(25,372)
Futures		(56,125)
(Losses) from principal transactions	**$**	**(81,497)**

5. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include other broker dealers. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party. It is the Company's policy to review, as necessary, the credit standing of each counter-party. As of December 31, 2008, the Company's marketable securities included $390,000 of bonds issued by the government of Venezuela.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and under the applicable rules, equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital of $912,808, which was $812,808 in excess of the required net capital of $100,000. The Company's net capital ratio was 0.0073 to 1.

IBG Trading, Inc.
Computation Of Net Capital Under Rule 15c3-1
Of The Securities And Exchange Commission
At December 31, 2008

Net Capital		
Total member's equity		$ 1,078,438
Deductions and/or charges		
Nonallowable assets:		
Furniture and equipment	$ 46,032	
Other assets	17,817	
		63,849
Net capital before haircuts on securities positions (tentative net capital)		1,014,589
Haircuts on securities		
Trading and investment securities:		
Debt securities	58,500	
Undue concentration	43,281	
		101,781
Net capital		$ 912,808
Aggregate Indebtedness		
Items included in statement of financial condition:		
Accounts payable, accrued expenses and other liabilities		$ 6,677
Computation of Net Capital Requirement		
Minimum net capital required, based on aggregate indebtedness		$ 445
Minimum net capital required		$ 100,000
Excess net capital		$ 812,808
Excess net capital at 1,500 percent		$ 912,363
Excess net capital at 1,000 percent		$ 912,140
Ratio: Aggregate indebtedness to net capital		.0073 to 1

There are no material differences from the Company's computation included in Part II of Form X-17A-5 as of December 31, 2008.